Exhibit 99.(d)(1)

Appendix A to Mairs and Power Funds Trust

Agreement for Investment Counsel Service

As Amended Effective December 31, 2011 to add Balanced Fund and Growth Fund

Fund(s) Subject to Agreement	“Applicable Percentage” Under Section 4

Mairs and Power Balanced Fund	0.60%

Mairs and Power Growth Fund	0.60% on the first $2.5 billion of net asset value and 0.50% on the net asset value in excess of $2.5 billion

Mairs and Power Small Cap Fund	0.90%

In the case of Balanced Fund and Growth Fund, in the event that the total expenses incurred by the Fund in any fiscal year, excluding interest, taxes, brokerage commissions and extraordinary litigation costs, but including payments to the Adviser, shall exceed 1 ½% of the first $30 million dollars and 1% of the balance of the average value of the net assets of the Fund during said fiscal year, based upon computations of such value made as of the close of business on the last valuation day of each month during such fiscal year, then the Adviser agrees to bear to the extent of compensation paid to the Adviser by the Fund, such excess expenses.